UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D




                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                             Watts Industries, Inc.
                                (Name of Issuer)

                Class A Common Stock, $0.10 par value per share
                         (Title of Class of Securities)

                                  942749 10 2
                                 (CUSIP number)

                               Frederic B. Horne

      c/o Conifer Ledges, Ltd., 219 Liberty Square, Danvers, MA 01923-4302 (Name, address and telephone number of person authorized to receive notices and communications)

                                October 5, 1998
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 7 Pages)




______________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


=======================                                 =======================
CUSIP NO.                                                     Page 2 of 7 Pages
942749 10 2

=======================                                 =======================

========== ====================================================================
 1         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Frederic B. Horne

========== ====================================================================
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                              (B) [X]

========== ====================================================================
 3         SEC USE ONLY

========== ====================================================================
 4         SOURCE OF FUNDS*

           Not Applicable
========== ====================================================================
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS5IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)
                                                                          [   ]
========== ====================================================================
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            The United States of America

========== ====================================================================

  NUMBER OF          7   SOLE VOTING POWER

   SHARES                1,840,473
                     __________________________________________________________

  BENEFICIALLY       8   SHARED VOTING POWER

   OWNED BY              0
                     __________________________________________________________
     EACH
                     9   SOLE DISPOSITIVE POWER
   REPORTING             1,840,473
                     __________________________________________________________
     PERSON
                     10   SHARED DISPOSITIVE POWER
    REPORTING        __________________________________________________________

============ ==================================================================
 11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,840,473

============ ==================================================================
 12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
             (11) EXCLUDES CERTAIN SHARES                                [ X ]

============ ==================================================================
 13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.8%

============ ==================================================================
 14          TYPE OF REPORTING PERSON *

             IN
============ =================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!




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                                                            Page 3 of 7 Pages


     Frederic B. Horne hereby amends and supplements his originally filed Statement on Schedule 13D dated November 8, 1991 (the "Original Statement"), as amended by Amendment No. 1 to his Statement on Schedule 13D filed September 10, 1997 (the "First Amended Statement"), Amendment No. 2 to his Statement on
Schedule 13D dated November 3, 1997, Amendment No. 3 to his Statement on
Schedule 13D dated February 5, 1998, and Amendment No. 4 to his Statement on
Schedule 13D dated May 1, 1998 (the "Fourth Amended Statement"), with respect to the Class A Common Stock, par value $0.10 per share (the "Common Stock") of Watts Industries, Inc. (the "Company"). Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Original Statement. Unless otherwise indicated by use of the term "Class A Common Stock", all of the beneficial ownership of shares of Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share ("Class B Common Stock") of the Company which is convertible into shares of Common Stock on a share-for-share basis. References herein to "Mr. Horne" shall be deemed to be references to Frederic B. Horne, the reporting person. All share numbers set forth in this Statement give effect to a 2-for-1 split of shares of Common Stock of the Company on March 15, 1994.

ITEM 2.  IDENTITY AND BACKGROUND.

        (a)    Name

               Frederic B. Horne

        (b)    Residence or Business Address

               219 Liberty Square
               Danvers, MA  01923-4302

        (c)    Principal Occupation; Name and Address
               of Principal Business Office

               Independent Investor
               219 Liberty Square
               Danvers, MA  01923-4302

               On September 12, 1997, Mr. Horne resigned as Corporate Vice President of the Company. Mr. Horne ceased to be a Director of the Company on October 21, 1997 at the expiration of his term.

        (d)    Past Criminal Convictions

               None

        (e)    Past Civil Proceedings or Administrative
               Proceedings Related to Federal or State
               Securities Laws Resulting in a Judgment,
               Decree or Final Order Finding Violations or
               Enjoining Future Violations of Such Laws

               None

        (f)    Citizenship

               The United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Not Applicable.

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                                                              Page 4 of 7 Pages


ITEM 4.  PURPOSE OF TRANSACTION.

     The disclosure of the information presented herein by means of this filing is not and should not be deemed to be an admission that such transactions are required to be disclosed on Schedule 13D or that such transactions in and of themselves require the filing of an amendment to Schedule 13D.

     Frederic B. Horne has submitted a stockholder proposal to the Company, to be included in the proxy statement of the Company in connection with the Company's annual meeting of stockholders, which proposal, in its final form, submitted to the Company on July 20, 1998, is:

               "To request the Board of Directors to take the steps necessary to amend and restate the Amended and Restated Certificate of Incorporation of Watts to delete the provisions that create two classes of Common Stock, so that there is only one class of Common Stock, each with one vote per share."

     In addition, on August 13, 1998, Frederic B. Horne informed the Company, pursuant to the requirements of the Company's By-laws, that he intends to make the following additional proposal orally at the Company's annual meeting of stockholders, which proposal is not included in the proxy statement of the
Company:

               "To request the Board of Directors to consider various alternatives to enhance the value of Class A Common Stock, including the engagement of an additional investment banking firm to expand analyst coverage of the Company and the retention of an investor relations firm to promote the Company's image and refine the Company's publicity efforts; and to also consider the advisability of adopting a differential dividend for Class A Common Stock, with a premium over any Class B Common Stock so long as the Class B Common Stock super voting provisions continue to exist."

     Frederic B. Horne intends continuously to review his investment in the Company and may from time to time acquire or dispose of shares of Class A Common Stock or Class B Common Stock, depending on various factors, including but not limited to general economic conditions, monetary and stock market conditions and future developments affecting Mr. Horne or the Company.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

        (a)  Amount Beneficially Owned:

        Frederic B. Horne is deemed the beneficial owner of 1,840,473 shares of Common Stock of the Company, of which 791,550 shares are shares of Class A Common Stock, after giving effect to the Conversion.

        Mr. Horne's beneficial ownership consists of (i) 1,806,873 shares beneficially owned by Mr. Horne, of which 791,550 are shares of Class A Common Stock, (ii) 22,600 shares beneficially owned by an irrevocable trust for the benefit of Kristina M. Horne for which Mr. Horne serves as trustee and (iii) 11,000 shares beneficially owned by Mr. Horne as custodian for Kristina M. Horne under the Massachusetts Uniform Gifts to Minors Act.

        The number of shares reported herein as beneficially owned by Mr. Horne is identical to the number of such shares reported by Mr. Horne in the Fourth Amended Statement.

        Percent of Class:

        6.8%  See Note 1.

        Mr. Horne may be deemed the beneficial owner of 1,235,840 shares of Common Stock held by Mr. Horne as trustee of a revocable trust for the benefit of Peter W. Horne (the "PWH Trust Shares"). The PWH Trust Shares are subject to the 1991 Voting Trust; therefore, Mr. Horne has no voting power with respect to such shares. Under the terms of the 1991 Voting Trust, the PWH Trust Shares may not be withdrawn from the

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                                                              Page 5 of 7 Pages

        1991 Voting Trust without the consent of the two trustees (currently Timothy P. Horne and Noah T. Herndon). Mr. Horne disclaims beneficial ownership of, and disclaims dispositive power with respect to, the PWH Trust Shares.

        (b) Number of shares as to which such person has:

             (i)   Sole power to vote or direct the vote:  1,840,473

             (ii)  Shared power to vote or direct the vote:  0

            (iii)  Sole power to dispose or direct the disposition of:
                   1,840,473

             (iv)  Shared power to dispose or direct the disposition of:  0

        The number of shares reported herein as beneficially owned by Mr. Horne is identical to the number of such shares reported by Mr. Horne in the Fourth Amended Statement.


        (c) Mr. Horne engaged in the following transactions during the past sixty days:

            None

        (d) Not applicable

        (e) Not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Amended and Restated Stock Restriction Agreement

     All shares of Class B Common Stock owned individually by or in trust for the benefit of Timothy P. Horne, Frederic B. Horne, George B. Horne, Daniel W. Horne, Deborah Horne and Peter W. Horne; 75,200 shares of Common Stock owned individually by or in trust for the benefit of Tara V. Horne; 72,600 shares of Common Stock owned in trust for the benefit of Tiffany R. Horne; and 33,600 shares of Common Stock owned individually by or in trust for the benefit of Kristina M. Horne, and any voting trust certificates representing such shares, are subject to a stock restriction agreement (the "Agreement"). Upon any proposed voluntary transfer or transfer by operation of law of Class B Common Stock or voting trust certificates representing such shares by any of the above stockholders, or upon the death of such a stockholder holding such shares or voting trust certificates, the other parties to the Agreement have a pro rata right of first refusal to purchase such shares (including a second opportunity to elect to purchase any shares not purchased under the first right of refusal).

     The purchase price per share is the 15-day average trading pricing of the Company's Class A Common Stock while publicly traded, except in the case of certain involuntary transfers, in which case the purchase price is book value.

        This summary is qualified in its entirety by reference to the text of the Agreement, filed as Exhibit A to the Original Statement, and the First Amendment thereto, filed as Exhibit C to the First Amended Statement. Certain share number information was derived from disclosure of the Company provided in its definitive proxy statement filed with the Securities and Exchange Commission on September 17, 1998.

Horne Family Voting Trust Agreement - 1991

     The PWH Trust Shares, of which Mr. Horne may be deemed the beneficial owner as trustee of a revocable trust for the benefit of Peter W. Horne which holds such shares, are subject to the terms of the 1991 Voting Trust. Under the terms of the 1991 Voting Trust, the two trustees (currently Timothy P. Horne and Noah T. Herndon) vote all shares subject to the voting trust except that Timothy P. Horne generally has the right to vote such shares in the event that

                                                              Page 6 of 7 Pages

the trustees do not concur with respect to any proposed action other than the election or removal of directors. The 1991 Voting Trust expires on October 31, 2001, subject to extension on or after October 31, 1999 by stockholders depositing shares of Common Stock in the 1991 Voting Trust who hold voting trust certificates at such time or, in certain cases, the holders of voting trust certificates representing such shares. Shares may not be removed from the 1991 Voting Trust during its term without the consent of the trustees. Mr. Horne disclaims beneficial ownership of the PWH Trust Shares.

     This summary is qualified in its entirety by reference to (i) the text of the 1991 Voting Trust, filed as Exhibit B to the Original Statement, as amended by the Amendment to The Horne Family Voting Trust--1991, filed as Exhibit D to the First Amended Statement and (ii) disclosure of the Company provided in its definitive proxy statement filed with the Securities and Exchange Commission on September 17, 1998.


                                     * * *

     This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.


Note 1: The percentages above have been determined as of the date hereof, based on disclosure of the Company provided in its definitive proxy statement filed with the Securities and Exchange Commission on September 17, 1998. According to the Company, as of the close of business on September 2, 1998, there were outstanding and entitled to vote 16,721,807 shares of ClassA Common Stock and 10,285,247 shares of Class B Common Stock.

                                                              Page 7 of 7 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





/s/ Frederic B. Horne
Frederic B. Horne

Dated:         October 5, 1998